July 15, 2025

Carmen Arroyo
Chief Financial Officer
Banco BBVA Argentina S.A.
111 C  rdoba Av., C1054AAA
Buenos Aires, Argentina

       Re: Banco BBVA Argentina S.A.
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-12568
Dear Carmen Arroyo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Interest income, page 112

1. We note your disaggregation of interest income here and interest expenses on page
       113. Please revise future periodic filings to clarify which interest-bearing assets and liabilities include CER and UVA clause adjustments.
Other operating expenses, page 118

2. We note your disclosure of losses on loans bearing below market interest rates. Please revise future periodic filings to discuss the nature of these loans, why you originate loans at below market interest rates and disclose your accounting policies related to these loans or tell us where the policies are currently disclosed. Profit or loss for financial instruments at fair value through other comprehensive income
(FVOCI), page 124

3. Given the materiality of and significant variability in the disclosed amounts, please revise future periodic filings to provide additional discussion and analysis of the
 July 15, 2025
Page 2

       underlying reasons for the fluctuations in the market value of financial instruments measured under this model with appropriate detail of the financial instruments with the most material variations. Also provide discussion and analysis of the maturity and sale of investments impacting these amounts, if material.
Credit Risk Exposure - Financial Assets, page F-45

4. Please revise future periodic filings to disclose the information required by IFRS
       7.35M by credit risk rating grades or tell us how your current disclosure complies with the requirements.
Allowances - Financial Assets, page F-49

5. Please revise future periodic filings to disclose the reconciliation of expected credit loss allowances by class of financial instrument. Refer to IFRS 7.35H for guidance.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance